FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

M E D I A   R E L E A S E



GOLD FIELDS
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fax +303 796-8293

GOLD FIELDS BOARD REJECTS TALKS WITH HARMONY

Johannesburg, 9 December 2004. The Board of Directors of Gold Fields Limited (GFI: JSE and NYSE today rejected suggestions made in the media by Harmony Gold Mining Company Limited ("Harmony") that the two companies should enter into friendly discussions. It is the Board's view that Harmony's offer, with only 11.8% acceptances, has already been overwhelmingly rejected by Gold Fields' shareholders and does not merit any further discussion. As currently structured, the offer:

- grossly undervalues Gold Fields;
- consists only of Harmony's overvalued shares with no cash element; and
- offers no control premium.

Gold Fields Chief Executive Ian Cockerill said: "We don't consider this offer to be the basis for serious discussion. The Harmony offer remains woefully short on value and takes no account of the value inherent in Gold Fields high quality asset base. On this basis the Board believes it cannot recommend that our shareholders accept this offer. Instead, we believe shareholders should reject Harmony's offer and protect value by keeping their Gold Fields shares.   The termination of the IAMGold transaction in no way changes our view on the Harmony offer."

The Board does not believe that there is any basis for discussion until and unless:

- Harmony substantially increases its offer to reflect Gold Fields' value;
- Gold Fields shareholders receive Harmony's independently audited reserves and resources statement, which Harmony promised to publish early in December 2004;
- Harmony consents to a comprehensive commercial due diligence on all of its assets, and in particular allows Gold Fields access to its reserves and life of mine plan; and
- All of Harmony's loss-making and short-life shafts are excised from any proposal for discussion.

2/…….

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

The Board also notes that as of 8 December 2004, Harmony's offer is at a 5.8% discount to Gold Fields' share price. Furthermore, since 18 October 2004, the offer has destroyed an aggregate of R16bn in market capitalisation for both Gold Fields and Harmony. In contrast, the gold price has risen US$18.54 per ounce or 4.4% in the same time period.

Cockerill added: "We believe Harmony cannot complete this ill-conceived offer, so it's hardly surprising that they so desperately want to talk. We indicated in our initial response to Harmony's hostile bid that fair value for Gold Fields, even before any premium is factored in, would be in excess of 1.73 Harmony shares for each Gold Fields share, at a R85000 /kg gold price. The Rand gold price has since decreased to R83000/kg, so clearly a fair value offer now must be higher than 1.73, plus a control premium."

He added, "Our shareholders must also have complete and transparent information about Harmony's reserves and resources and about its operations. Otherwise, they cannot possibly make an informed decision on this offer. We call upon Harmony to immediately allow its reserves to be independently reviewed by Gold Fields. With no end in sight to the massive value destruction caused by Harmony's offer, coupled with Harmony's continuing silence as to the true state of its reserves and resources, Gold Fields believes that the current offer does not merit further discussion.

-ends-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 9 December 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs